September 13, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (604) 521-4911

Mr. Abdul Ladha, Chief Executive Officer
Ableauctions.com, Inc.
1963 Lougheed Highway, Suite 200
Coquitlam, British Columbia   V3K-3T8

RE: Ableauctions.com, Inc.
File No. 001-15931
Form 10-KSB for the year ended December 31, 2006
Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

Dear Mr. Ladha:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Financial Statements

Note 2. Significant Accounting Policies

e) Marketable Securities

1. Notes 2e and 11 indicate that you account for your marketable securities as
    trading securities and, accordingly, are recorded on the statement of cash flows as
    operating activities. However, your presentation of sales of marketable securities
    in investment activities in the statements of cash flows appears to be inconsistent
    with your accounting policy. Using the guidance in paragraph 18 of SFAS 115,
    please clarify to us this apparent conflict.

m) Revenue Recognition

Mortgage and Impaired Loans

2. Your disclosure in item (b) under this heading suggests that you recognize interest
    income on amounts committed but un-advanced. Please clarify to us, and disclose
    in future filings, the accounting treatment followed and how you consider the
    interest method required by SFAS 91 in recognizing revenue earned on interest-
    earning assets.

Real property and property development

b) Real property sale

3. The note indicates that you use the percentage of completion method for
    condominium development projects in respect to individual units sold on a pre-
    sale basis. Please explain to us, and disclose in future filings, how you consider
    the guidance in EITF 06-8 in your assessment of collectibility of the sales price.

Note 7. Property Held for Development

4. Please refer to note 7a) relating to the sale of the Coquitland property. Using the
    guidance in SFAS 66, please explain to us how you accounted for this sale
    including, but not limited to, how you determined any gain recognized in the sale
    and how you considered the receivable you obtained from the buyer and your
    commitment to the buyer to complete improvements to the property sold.

Note 18. Contingent Liabilities

5.   Please refer to note 18c) relating to your trustee's responsibility for certain employees' investment account. Please explain to us the major terms of, and how you account for, this guarantee and your basis in GAAP for your accounting.

Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

General

6.   We noted that you have presented segment information for fiscal year 2006 but not for subsequent interim periods. Please explain to us how you considered paragraph 33 of SFAS 131 which requires disclosure of certain segment information in interim financial reports.

7.   Please explain to us how you considered paragraph 27 of SFAS 130 which requires disclosure of a total for comprehensive income in interim financial reports. Also, explain to us the reason for the significant amount of the effect of exchange rates on cash as reported on the statements of cash flows.

Form 10-QSB for the quarter ended June 30, 2007

Note 6. Investment in Joint Venture

8.   Please explain to us, and disclose in future filings, how you considered the guidance in FIN 46R in determining your accounting for your investment in these joint ventures given the interest payment guarantee described in the fifth paragraph of this note and Axion's entitlement to repurchase the shares held by other parties at a discount.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have any questions,
.

Sincerely,

Cicely L. LaMothe
Branch Chief